UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 26, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Allscripts Misys Healthcare Solutions, Inc.

File No. 5-60145 - CF#22708

_____

Misys plc submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Schedule 13D filed on October 20, 2008 relating to the company's beneficial ownership of common shares of Allscripts Misys Healthcare Solutions, Inc.

Based on representations by Misys plc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 99.2	through March 29, 2010
Exhibit 99.3	through May 29, 2010

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michele Anderson
Chief, Office of Mergers & Acquisitions